Exhibit 3.49

OPERATING AGREEMENT

OF

FISCHER QUARRIES, L.L.C.,

a Missouri Limited Liability Company

THIS OPERATING AGREEMENT is made and entered into as of the 21st day of April, 1996, by and between the members of FISCHER QUARRIES, L.L.C., a Missouri Limited Liability Company.

ARTICLE I – FORMATION AND CONTINUANCE

Section 1.1 Intent. The Members hereto desire to form a limited liability company (the “LLC” pursuant to the terms and conditions set forth herein and in the Missouri Limited Liability Company Act, R.S.Mo. Sec. 347.010, et. seq., as amended (the “Act”). In the event of a conflict between the Act and this Agreement, this Agreement shall control.

Section 1.2 Articles of Organization. The Members shall file an original and one copy of the Articles of Organization (the “Articles”) in the Office of the Secretary of State of Missouri. There shall promptly be filed an amendment to the Articles eliminating any inconsistency between the Articles and Section 1.5 hereof or any other provision hereof.

Section 1.3 Name and Principal Office. The name of the LLC is Fischer Quarries, L.L.C. The LLC’s principal office is 2300 Clinton Road, Sedalia, MO 65301, and thereafter, at such other place or places as the Members may from time to time designate. Such name shall be used at all times in connection with the business and affairs of the LLC. The LLC and its trade name shall be registered with the appropriate authorities in any jurisdiction in which the LLC conducts its business.

Section 1.4 Term. The LLC shall commence as of the date of filing of the original Articles and shall continue until December 31, 2050, unless sooner wound up, dissolved and terminated under the terms, conditions and agreements set forth herein.

Section 1.5 Purpose of LLC. The LLC is formed by the purpose of acquiring, owning and managing a rock quarry and/or other real and personal property. In addition, the LLC may engage in all other general business activities related to or incidental to said stated purpose.

Section 1.6 Registered Office and Agent. The LLC’s registered office shall be 2300 Clinton Road, Sedalia, Missouri 65301, and the LLC’s registered agent at this address shall be Joseph M. Fischer.

Section 1.7 Defined Terms. The following terms used in this Agreement shall have the following meanings (unless other provided herein):

“Agreement” shall mean this Operating Agreement of Fischer Quarries, L.L.C., as amended from time to time.

“Affiliate” shall mean any person or entity which: (i) directly or indirectly controls, is controlled by, or is under common control with a Member; or (ii) owns or controls 10% of more of the outstanding voting securities of a Member; or (iii) is an officer, director, employee, partner or trustee of any entity described above; or (iv) is an entity for which a Member is an officer, director, partner or trustee.

“Appraised Value” shall mean a M.A.I. appraisal of the LLC Property prepared in accordance with M.A.I. requirements, and which is approved by a majority of the Ownership Interest exclusive of those Ownership Interests being sold, redeemed or otherwise transferred.

“Articles” shall mean the Articles of Organization of the LLC, as amended from time to time.

“Bank” shall mean the bank designated by the Manager as the LLC’s primary bank.

“Bankruptcy” shall mean the initiation of proceedings under the Title XI of the United State Code for any Member, whether voluntarily or involuntarily; or, the appointment of a trustee, administrator, receiver or other entity for the purpose of administering assets of any Member for the benefit of creditors; or any other transfer of assets by a Member, whether voluntarily or involuntarily, for the benefit of creditors.

“Bankruptcy Code” shall mean Title XI of the United States Code as now or hereafter amended.

“Business” shall mean the business of the LLC.

“Capital Accounts” shall mean the accounts maintained with respect to Members as described in Section 2.4.

“Capital Contributions” shall mean the contributions of the Members, in cash and property, to the capital of the LLC as described on Exhibit B attached hereto and made a part hereof as though set out herein verbatim.

“Code” shall mean the Internal Revenue Code of 1986, as now or hereafter amended.

“Deferred Capital Contribution” shall mean the future Capital Contribution obligation, if any, of each member which may be called by the Manager as provided in Section 2.5.

“Distributable Net Proceeds” shall mean, as of any date, all cash funds of the LLC from whatever source derived on hand at such date, after:

(a) payment of all operating expenses of the LLC payable at such time;

(b) payment of then due principal and all accrued interest on the Property Loan;

(c) payment of all costs of purchase, sale, refinance, condemnation or other disposition, including any fees paid to a Member or an Affiliate of a Member;

(d) payment of all then due unsecured indebtedness of the LLC; and

(e) provision for LLC Reserves.

“LLC” shall mean Fischer Quarries, L.L.C., a Missouri Limited Liability Company.

“LLC Property” shall mean all real and personal property owned by the LLC, including the Property.

“LLC Reserves” shall mean the cash reserves established by the Members for any expenses related to the LLC Property, and for the payment of any future contingencies and anticipated obligations considering, among other things, projects cash requirements for the LLC, the amount and source of cash on hand, and the projected receipt of cash by the LLC from operations.

“Managing Member” shall initially mean Daniel W. Fischer and Joseph M. Fischer, and any successors, replacements or other parties elected or appointed as provided herein who must be a member of the LLC. The Managing Member’s authority shall be limited to routine day-to-day business as described in Section 3. There shall be no requirement that the LLC have a Managing Member.

“Members” shall mean those parties who have been admitted as Members in the LLC.

“Members’ Loan” shall mean any loan the Member make to the LLC at any time during the LLC’s existence not including the Property Loan as provided in Section 2.8.1.

“Ownership Interest” shall mean the capital and profits ownership of a Member in the LLC, as generally described in Section 4.2, and shall include all rights to participate in the management of the LLC granted to Members. For purposes of voting, the Distributable Net Proceeds allocation percentages set forth in Section 4.2 shall be deemed to be the “Ownership Interest Percentages”.

“Ownership Interest Value” shall mean the value of an Ownership Interest equal to the product of the Ownership Interest and the Appraised Value of the LLC Property, reduced by all Property Debt and all obligations of the LLC.

“Prime Rate” shall mean the prime rate of interest announced or published from time to time by the Bank.

“Pro Rata” shall mean the ratio that each Member’s Ownership Interest bears to the Ownership Interest of all the Members.

“Property” shall mean all real and personal property described on Exhibit A attached hereto and made a part hereof as though set out herein verbatim.

“Property Loan” shall mean that certain loan made for the purchase of the Property and secured by a first mortgage on said Property.

“Property Mortgage” shall mean a mortgage and/or other security instrument of the Property which secures the Property Loan.

“Regulations” shall mean the Treasury Department Regulations issued pursuant to the Code.

“Sale Notice” shall mean a written notice delivered in connection with a sale of a Member’s Ownership Interest setting forth (a) the names of the persons to whom a sale is proposed to be made, (b) the purchase price to be paid for the Ownership Interest, including a complete description of any and all non-cash consideration to be derived, (c) the terms and conditions of the sale, (d) the date of the closing of the sale, and (e) all other pertinent details of the transaction.

“Service” shall mean the Internal Revenue Service.

ARTICLE 2 – CAPITAL

Section 2.1 Capital Contributions/Admission of Members. The Members who have made the required Capital Contribution set forth on Exhibit B shall be admitted. Members shall also agree to contribute the Deferred Capital Contributions, if any, specified, in the Agreement when called by the Members. Each Member shall be severally liable for his own Capital Contribution and Deferred Capital Contribution and not jointly and severally liable for the Capital Contribution and Deferred Capital Contribution of any other Member.

Section 2.2 Use of Capital. All capital contributed to the LLC shall only be employed in the business and for the benefit and advantage of the LLC.

Section 2.3 Return of Capital. Except as expressly provided herein, no Member shall be entitled to the return of his Capital Contributions. No Capital Account of any Member shall earn interest.

Section 2.4 Capital Account. The LLC shall maintain a Capital Account for each Member. The Capital Account shall be increased by Capital Contributions and income and shall be decreased by distributions and losses. The Capital Account shall be generally maintained in conformity with Code Sec. 704 and Regulations Sec. 1.704.1(b)(2)(iv). All decisions regarding the Capital Accounts shall be made by Members holding a majority of the Ownership Interests.

Section 2.5 Additional Capital.

2.5.1 Deferred Capital Contributions. Additional Capital Contributions as set forth on Exhibit B may be required from the Members from time to time as requested by Members holding a majority of the Ownership Interests thirty (30) days after written notice.

2.5.2 New Capital. If at any time during the LLC’s term there are insufficient LLC Reserves (after consideration of Deferred Capital Contributions) to pay the debt service, operating expenses, or other expenses or costs necessary to operate the Property, the Members shall have the authority to raise additional capital by selling additional Ownership Interests, first to Members and, if necessary, to non-Members. The Members must first offer any new

Ownership Interest pro rata to the existing Members, excluding any Members in default under Section 2.5, upon such terms and conditions, and for such prices, as are proposed for sale to third parties. If the Members do not purchase all the new Ownership Interests within twenty (20) days of notice, then the remaining new Ownership Interests may be offered to non-Members on the same terms and conditions. Such new Members shall be admitted to the LLC upon purchase of the new interests and completion of all required documentation.

Section 2.6 Failure to Contribute.

2.6.1 Material Breach. The Members agree that any failure to make a required Deferred Capital Contribution is critical to the success of the LLC and will jeopardize the investment of all Members. The failure of any Member to make any Deferred Capital Contribution when due (a “Payment Default”) shall constitute a material breach of this agreement, and shall forthwith, upon such Payment Default, give rise to the remedies set forth in this Section (any one or more of which may be pursued by the Members by vote of a majority of the remaining Ownership Interests) in addition to all other remedies which the LLC and all non-defaulting Members may otherwise have under Missouri law excluding consequential damages and damages for lost profits.

2.6.2 Interest on Defaulted Amounts. If any Member is in Payment Default and does not cure such default within fifteen (15) days after notice of such default, he shall pay an interest charge at an annual rate equal to two percent (2%) over Prime Rate, at the time such default occurs, or the then legal maximum, whichever is lower. Such interest rate shall be adjusted every six (6) months during the period of default.

2.6.3 Purchase and Sale of Interest. If any Member is in Payment Default, and the Member does not cure the default within fifteen (15) days by payment of the full amount of the Deferred Capital Contribution which is due, plus accrued interest on the defaulted amount, the Managing Member may send a notice to all non-defaulting Members stating that those non-defaulting Members wishing to purchase said interest shall have the prorata right to do so by giving notice of such intent to the Managing Member within fifteen (15) says of their receipt of the notice. Any Member failing to give such notice of intent within such fifteen (15) day period shall be deemed to have waved such right and any portion of the defaulting Member’s interest not so acquired by non-defaulting Members shall be offered to the remaining non-defaulting Members by notice from the Managing Member and any such non-defaulting Member shall have a pro rata right to acquire the interest offered by giving the Managing Member notice within fifteen (15) days of their receipt of the notice. This procedure will be followed until all of the defaulting Member’s interest has been acquired by the non-defaulting Members if they so elect. (Any Member acquiring such interest is sometimes hereinafter referred to as a “Replacement Member”.)

The total purchase price for any purchase under this Section shall be 100% of the defaulting Member’s Ownership Interest Value, less all interest accrued on the defaulted amount to the date of such purchase, such 100% discount representing the risk, hardship and administrative costs of the default to the LLC. The purchase price shall be payable in cash. Notwithstanding the foregoing, if Replacement Member or Members purchase the defaulting Member’s interest, the Replacement Member shall have all rights associated with the entire interest. Any purchaser acquiring a defaulting Member’s interest pursuant to this Section shall be obligated to contribute any remaining additional contributions required of such Member under this Agreement.

2.6.4 Foreclosure of Security Interest. To secure the obligations of the Members to make Deferred Capital Contributions, each Member expressly grants the LLC a personal property security lien upon the interest of each Member. If a Member is in Payment Default for fifteen (15) days end does not cure such Payment Default by payment of the full amount of the Capital Contribution which is due, plus accrued interest before the end of the fifteen (15) day period, the LLC shall have the right on ten (10) days written notice to foreclose the lien and have the interest of the defaulting Member sold at a public or private sale, at the election of the LLC, the foreclosure sale to be conducted in accordance with the applicable provisions of the Uniform Commercial Code of the State of Missouri pertaining to the foreclosure of a personal property security lien; provided, however, that the remedy provided by this section shall be pursued only after the remedy provided by Section 2.6.3 has been exhausted without Replacement Members purchasing 100%, of the defaulting Member’s interest.

Each Member acknowledges that it will not be feasible to have a public sale for various reasons, including required compliance with provisions concerning registration, qualification or compliance with, the Securities Act of 1933, any successor statute thereto, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or in any other applicable securities law or any rule or regulation promulgated thereunder. The Members, therefore, consent and agree that the Ownership Interests may be sold in one or more private sales to a restricted group of purchasers who may be obliged to agree, among other things, to acquire such Ownership Interest(s) for their own account for investment and not with the view to the distribution or resale thereof, and each member acknowledges that any such private sale may be at prices and on other terms less favorable to the defaulting Member than if such Ownership Interest were sold at a public sale. Each Member agrees that any private sales made under the foregoing circumstances shall be deemed to have been made in a commercially reasonable manner under the Uniform Commercial Code as enforced in the State of Missouri or any other jurisdiction.

2.6.5 Suspension of Defaulting Members’ Rights. All rights and benefits of a defaulting Member attributable to the defaulting Member’s Ownership Interest, including the right to receive distributions of LLC Reserves and Distributable Net Proceeds, shall be suspended during the period of default and the Managing Member shall have the right to exercise all voting rights attributable to the defaulting Member during the period of default; provided, however, that if any distribution of funds is made during the period of default, then the defaulted amounts plus accrued interest will be deducted from any distribution otherwise payable to such defaulting Member; provided, further, that if the amount of the defaulting Member’s allocable share of such distribution does not exceed such Member’s defaulted amount plus accrued interest, then the default shall not be cured, the Member shall continue to be in default to the extent that his defaulted amount plus accrued interest exceeds his allocable share of the distributions to the Members. If the defaulting Member is also a Managing Member, then such member shall be deemed to have resigned as of the date any applicable cure period lapses and shall be replaced as provided in Section 3.2.

2.6.6 Redemption Rights of Defaulting Members. A Member whose Ownership Interest will be sold at foreclosure sale under this Section 2.6 shall have the right only until the transfer of such Ownership Interest to redeem the Ownership Interest by payment, in cash, to the LLC of (a) all costs and expenses, including legal fees associated with any enforcement actions; (b) payment of all Deferred Capital Contributions associated with the Ownership Interest (whether called or not); (c) interest on all amounts owed under (a) and (b) at the lesser of eighteen percent (18%) per annum or the maximum rate allowed by law from the date such costs and expenses were incurred in the case of (a) and from the date of delinquency in the case of (b).

Section 2.7 Limited Liability of Members. Notwithstanding anything to the contrary herein contained, however, the liability of a Member for the operating or other losses of the LLC shall in no event exceed, in the aggregate, the amount of his Capital Contributions and obligation to the make Deferred Capital Contributions under Section 2.1 and 2.5. Members shall not be obligated to restore any negative Capital Account balances. No creditor or any party other than the Manager or other Members shall have the right to enforce any obligation to make Deferred Capital Contributions pursuant to Section 2.5 against the Members.

Section 2.8 Loans.

2.8.1 Member’s Loans.

(a) Member’s Loans. Members may make a “Member’s Loan” to the LLC for any purpose determined to be necessary or desirable by the holders of a majority of the Ownership Interests. The Members shall give ten (10) days written notice of such recommendation which shall be approved or rejected as provided in Section 6.14.

(b) Repayment of Member’s Loans. Member’s Loan shall be repaid as funds are available out of: (i) subsequent Capital Contributions; (ii) cash proceeds generated from the ownership and operation of the LLC’s business; and/or (iii) cash proceeds generated from the LLC Property. Member’s Loans shall be repaid prior to any distribution to Members under Article 4.

(c) Interest Rate. Member’s Loans to the LLC shall bear interest at an annual rate equal to the Prime Rate at the time such loan is made, or the then legal maximum rate, whichever is lower, unless otherwise approved by Members holding a majority of the Ownership Interests. The Prime Rate shall be adjusted (increased or decreased) every six (6) months during the period of the loan.

(d) Obligation to Loan. No Member shall in any way be obligated or required to make loans to the LLC except as specifically set forth herein. If a Member’s Loan is to be made, all Members shall have an opportunity, but not an obligation, to participate in the loan on the basis of their Ownership Interest.

ARTICLE 3 – MANAGEMENT OF LLC & AGREEMENTS AMONG MEMBERS

Section 3.1 Authority of the Managing Member. Except as expressly provided to the contrary in this Agreement, the Managing Member shall have co-existent authority with the Members over the daily routine and ordinary management and control of the LLC Business.

Except as expressly provided in this Agreement or as expressly directed by a vote of the holders of a majority of the Ownership Interests, the Managing Member shall have no additional authority regarding management of the LLC. All of the authority to manage the LLC and make all decisions and bind and obligate the LLC shall remain with the Members. The Members shall retain all rights to manage the LLC, which shall include, but not be limited to, the following:

(a) take all action necessary or desirable to acquire the Property and own, manage and operate the Business of the LLC as set forth herein;

(b) sell or mortgage or otherwise dispose of or encumber or take any action with regard to the LLC property;

(c) acquire such insurance as the Members deem reasonable and advisable;

(d) pay, collect, compromise, arbitrate or otherwise adjust any and all Claims or demands of or against the LLC;

(e) act for the LLC in all transactions concerning the LLC Business and/or the LLC Property or underlying property, including execution on behalf of the LLC of all documents in connection therewith;

(f) employ at the LLC’s expense such persons, firms, companies, agents, employees, attorneys, accountants, financial advisors, business consultants, and such other professional personnel, including Affiliates of the Members;

(g) establish bank accounts for the LLC funds, authorize designees to disburse such funds on behalf of the LLC, and for such purpose;

(h) negotiate with and compensate, as required, any governmental authorities regarding assessment, taxes and related matters;

(i) invest LLC funds in any form of bank accounts, government obligations, stocks, bonds or any other investment;

(j) admit Members to the. LLC as provided herein;

(k) distribute to Members their share of Distributable Net Proceeds;

(1) perform all other acts reasonable and necessary in connection with the LLC business.

The execution and delivery of any instrument described above that is signed by any Member shall be sufficient to bind the LLC. Notwithstanding the above, Members holding a majority of the Ownership Interests shall approve any action regarding the Property or the Business of the LLC which falls outside of the routine day-to-day management of the LLC.

Section 3.2 Liability of Members; Indemnification. No Member shall be liable under a judgment, decree or order of a court, or in any other manner, for any debt, obligation or liability of the LLC. A member of the LLC shall not be personally liable to the LLC or its Members for any monetary damages for breach of fiduciary duty, except for liability for any acts or omissions which involve intentional misconduct, fraud or knowing violation of law or for a distribution, redemption or purchase of or with respect to a Member’s Ownership Interest in the LLC in violation of Missouri law. Any repeal or modification of this Section by the Members of the LLC shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Member of the LLC existing at the time of such repeal or modification or thereafter arising as a result of the acts or omissions prior to the time of such repeal or modification. The LLC shall indemnify, save and hold harmless a Member from any loss, damage, liability or expense incurred or sustained by him by reason of any act performed by him or on behalf of the LLC and in furtherance of its interest; provided, however, that such right to indemnification shall not apply to relieve the Member from liability for gross negligence or willful malfeasance.

Section 3.3 Compensation of Managing Member, Members or Affiliates.

3.3.1 Compensation/Reimbursement of Expenses. No Member, including the Managing Member, shall receive compensation for managing the LLC. The Members will receive reimbursement for all direct out-of-pocket expenses incurred for and on behalf of the LLC when acting within the course and scope of their authority hereunder.

Section 3.4 Title to Property. Title to the Property and to all other LLC assets shall be held in the name of the LLC.

Section 3.5 Special Power of Attorney. Each Member hereby constitutes and appoints the Managing Member of the LLC, or any of them, and any successor of a Managing Member, and any duly appointed officer or general partner of an entity which is a Managing Member, with full power of substitution, the true and lawful attorney-in-fact of the undersigned, with the power to execute, acknowledge, record, file and/or publish:

(a) any amendment to the Articles pursuant to the Act or the laws of any state in which such documents are required to be filed; provided such document is not inconsistent with the terms of this Agreement;

(b) any instrument, certificate, or document required by any regulatory agency, laws of the United States, any state, or any other jurisdiction in which the LLC is doing or intends to do business or which the Members direct, by majority vote, the Managing Member to file or record; provided that such instrument, certificate or document is not inconsistent with the terms of this Agreement as in effect at that time; and

(c) any documents which may be required to continue the business of the LLC, to admit additional or substitute Members or to dissolve and terminate the LLC pursuant to the terms of this Agreement.

This power of attorney is expressly limited to those matters set forth in (a)—(c) above and no Managing Member shall take any action as attorney-in-fact for the Members beyond the authority expressly set forth in this Agreement or alter the rights of the Members with regard to allocations, distributions or other financial matters, voting, receipt of reports and information, or limitations on actions by a Managing Member under the Agreement, unless the Member has given a power of attorney to a Managing Member expressly for that purpose.

The foregoing grant of authority:

(a) is a special power of attorney coupled with an interest in favor of the Managing Member and as such, shall be irrevocable and shall survive and shall not be affected by the subsequent disability, incapacity, death, incompetency, dissolution, or insanity of all or any of the Members;

(b) may be exercised for each Member by a signature of any Managing Member or by listing the names of all the Members and executing any instrument with the single signature of the Managing Member acting as attorney-in-fact for all of them; and

(c) shall survive the assignment by a Member of the whole or any portion of such Member’s interest in the LLC, except that where the assignee of the entire interest of a Member has furnished a power of attorney and has been approved by the Members for admission to the LLC as a substitute Member, this power of attorney shall survive the assignment for the sole purpose of enabling the Managing Member to execute, acknowledge, and file any instrument necessary to effect the substitution, and this power shall terminate thereafter.

ARTICLES 4 – DISTRIBUTIONS AND ALLOCATIONS

Section 4.1 Distributions and Allocations Generally. All distributions of LLC funds to the Members and allocations of taxable income and loss shall be allocated according to this Article 4 and shall be made in accordance with good and sound business and accounting practices at such times as the Members, by majority vote, may determine in their sole discretion. The LLC shall account for income, losses and distributions as if the LLC were a partnership, and shall file all tax returns and reports on that basis under Subchapter K of the Code.

Section 4.2 Distributable Net Proceeds. Subject to Section 4.1, the Distributable Net Proceeds shall be allocated and distributed periodically to the Members in the Ownership Interest Percentages set forth on Exhibit B, as they may change from time to time.

Section 4.3 Net Losses, Income and Gain. Except as otherwise provided in the Special Allocation Provisions if any, set forth in Exhibit C, which is attached hereto and made a part hereof as though set out herein verbatim, all taxable income, loss or capital gains or losses, or any other item reportable by the LLC for tax purposes shall be allocated in the Ownership Interest Percentages set forth in Section 4.2 and Exhibit B as they may change from time to time.

Section 4.4 LLC Reserves. The LLC shall at all times maintain sufficient reserves to pay its debts as they become due in the normal course of business. LLC Reserves that are distributed to the Member shall be allocated and distributed to the Members as provided above for Distributable Net Proceeds,

ARTICLE 5 – BOOKS AND RECORDS; ACCOUNTING; TAX ELECTIONS

Section 5.1 Books and Records. At all times during the LLC’s existence, the Members shall keep or cause to be kept true and accurate books of account. Such books and records shall be kept in accordance with the method of accounting selected by the Members for federal income tax purposes. Each Member, or his duly appointed representative, shall, at all reasonable times, have access to such books. The Members shall maintain, at the registered office of the LLC, the following:

(a) a list of all Members’ names and addresses, together with their Capital Contributions;

(b) a copy of the Articles, this Agreement and all amendments thereto;

(c) copies of minutes of all meetings, including written consents obtained from Members in lieu of meetings;

(d) copies of LLC tax returns and financial statements; and

(e) any other record required to be maintained by law.

Section 5.2 Annual Reports. Within seventy-five (75) days after the end of each fiscal year, the Managing Member shall cause to be delivered to each person who was a Member at any time during the fiscal year, an annual report containing the following:

(a) unaudited financial statements of the LLC, including without limitation, a balance sheet as of the end of the LLC’s fiscal year, and a statement of income and expenses;

(b) a general description of the activities of the LLC during the period covered by the report; and

(c) a report of any material transactions between the LLC and any Members, or any of their Affiliates, including fees or compensation paid by the LLC and the services performed by such Members, or any such Affiliates, for such fees and compensation.

Section 5.3 Tax Information. The Managing Member shall deliver to each of the Members, within seventy-five (75) days after the expiration of each tax year of the LLC, IRS Form 1065, including a “K-1” Statement and applicable state tax return information. This statement shall show the allocation of profit or loss of the LLC for federal income tax purposes, including all separately stated items, to each Member. The Members shall arrange for the preparation and filing of all necessary information returns of the LLC and shall make all necessary elections, determinations and allocations. The LLC shall bear all costs incurred by the Managing Member in connection with the requirements of this Section.

Section 5.4 Bank Accounts. The Member shall, in the name of the LLC, open and maintain a bank account or accounts to deposit all LLC funds, and shall use such funds solely for the LLC’s business.

Section 5.5 LLC Elections. The LLC shall be taxed as a partnership for tax purposes. The Managing Member shall make all elections for the LLC provided for in the Code as directed by the Members, including, but not limited to, the elections provided for in Section 754 of the Code.

Section 5.6 Fiscal Year. The fiscal year of the LLC shall be the calendar year.

ARTICLE 6 – MEMBERS’ RELATIONSHIPS

Section 6.1 Transfer of a Member’s Interest—Approval. Except as provided in this Article 6, no Member shall sell, transfer, assign, convey, encumber or otherwise dispose of, by operation of law or otherwise, the whole or any part of his interest in the LLC, without the prior express written consent of Members holding one hundred percent (100%) of the Ownership Interests. The approved right regarding the transfer of Ownership Interests may be unreasonably withheld. Any such unauthorized transfer shall not vest the transferee with any rights as a Member other than the transferor’s right to receive distributions.

Section 6.2 Assignment of Member’s Interest as Security for Loan. A Member shall not be entitled to assign his Ownership Interest as security for a loan, unless approved under the same criteria as a transfer under Section 6.1.

Section 6.3 Right of First Refusal. If a sale or other transfer of a Member’s interest to a third party is otherwise approved, the remaining Members shall have a right of first refusal to match any bona fide offer to purchase a Member’s interest in the LLC on the same terms and price as such bona fide offer, to be elected and exercised within thirty (30) days after delivery of a Sale Notice by the selling Member to the remaining Members. The Members shall have the right to purchase not less than all of such Members’ Ownership Interests at such time.

Section 6.4 Additional Restrictions. No Member shall sell, transfer or dispose of, by operation of law or otherwise, all or any part of his interest in the LLC except by written instrument satisfactory to the Members, accompanied by such assurance of the genuineness and effectiveness of each such signature. No assignment shall be valid or effective unless such assignment is in compliance with the conditions contained in this Article 6. Any unauthorized assignment or transfer shall be void ab initio.

Section 6.5 Legend Conditions. Any documents and records evidencing a Member’s Interest in the LLC, whether issued originally or subsequently, shall bear and be subject to legend conditions as follows:

“Ownership Interests evidenced by this certificate, or otherwise, may not be sold, assigned, transferred, or otherwise disposed of to any person or entity, unless authorized or approved pursuant to the Articles of Organization and Operating Agreement. Any unauthorized assignment or transfer shall be void ab initio. Assignees of an Ownership Interest may become substituted Members only as provided in the Articles of Organization and Operating Agreement.”

Section 6.6 Substituted Members. No assignee of the whole or any portion of a Member’s Ownership Interest (which shall include any purchaser, transferee, donee, testate or intestate transferee or any other recipient receiving such Ownership Interest for any reason) shall have the right to become a substituted Member in place of his assignor, unless:

(a) his assignor designates such an intention in the instrument of assignment;

(b) the Members holding one hundred percent (100%) of the remaining Ownership Interests consent (which consent may be unreasonably withheld);

(c) the form and substance of the assignment instrument are satisfactory to the Members;

(d) the assignor and assignee execute and acknowledge any other instrument or instruments necessary or desirable to effectuate the admission, including, but not limited to, a power of attorney with provisions more fully described in this Agreement;

(e) the assignee accepts, adopts and approves in writing all of the terms and provisions of this Agreement and any amendments; and

(f) the assignee pays all reasonable expenses connected with the admission. After all necessary approvals have been obtained, transfers shall be considered effective for LLC administration purposes on the first day after the execution of all necessary documents by the assignor, the assignee and the Managing Member, as appropriate.

Except for a transferee admitted as a Member pursuant to this Section, any transferee shall hold his Ownership interest as an assignee and shall at all times be entitled to the proportionate share of such transferee’s interest in the profits of the LLC distributed in accordance with the terms and conditions of this Agreement, but such transferee shall not become a Member and shall have no voting rights in any LLC decisions or be entitled to any other rights of a Member unless he becomes a Member.

Section 6.7 Withdrawal of a Member. Except as provided in this Agreement, no Member shall be entitled to withdraw or retire from the LLC. The amount that such Member is entitled to shall be determined as provided in Section 2.6.3 and shall include any discount in value set forth therein and all other expenses associated with a withdrawal transaction and determination of value. A Member shall be liable to the LLC and other members for any damages caused by any withdrawal or attempted withdrawal. The LLC shall not be required to make any distributions to such Member until the amount of such damages are finally determined and shall have the right to set off such damages against any distributions.

Section 6.8 Terminating Events. The death, insanity, dissolution, termination, retirement, expulsion or bankruptcy of a member shall dissolve and terminate the LLC, unless members owning one hundred percent (100%) of the remaining Ownership Interests and the Managing Member elect to continue the LLC. Upon the death, dissolution, termination, incapacity or bankruptcy of a Member, the personal representative, trustee or successor in interest of the deceased, incapacitated, dissolved or bankrupt Member shall become an assignee of the Ownership Interest of the deceased, incapacitated, dissolved or bankrupt Member; provided, however, that such assignee may become a substituted Member only in compliance with the terms set forth in Section 6.6.

Section 6.9 Repurchase of Ownership Interests. The LLC shall have the right to purchase any Member’s Ownership Interests in the LLC upon request of a Member, upon terms mutually agreeable to it and the Member, if the purchase does not impair the capital or the operation of the LLC and is approved by Members holding a majority of the remaining Ownership Interests. The LLC is under no obligation to ever repurchase any member’s interest in the LLC, and there is no assurance that the LLC will ever repurchase any member’s interest in the LLC.

Section 6.10 Rights of Members to Receive Property Other than Cash. No right is given to a Member to demand and receive property other than cash in return for his Capital Contributions.

Section 6.11 Encumbrance of a Member’s Interest. Except as otherwise provided herein, no Member may encumber his interest in the LLC.

Section 6.12 Dissolution or Partition. Except as provided in Section 7.1(c), no Member shall have the right to, and each Member hereby agrees that, it shall not seek to dissolve or cause the dissolution of the LLC or to seek to partition or otherwise cause a partition of the LLC Property, whether by court action or otherwise, it being agreed that such a dissolution (or attempted dissolution) or partition (or attempted partition) would cause a substantial hardship to the LLC and the remaining Members.

Section 6.13 Right to Purchase Other Property. Nothing contained in this Agreement shall be deemed to restrict in any way the freedom of each Member to conduct any other business or any other activity whatsoever, including without limitation, the acquisition, ownership, development, construction, leasing, operation, management and sale of real property, without notice or accountability to the LLC or Members, without participation by the LLC or members, and without liability to any of them, even if such business or activity competes with the LLC’s business.

Section 6.14 Meetings of, or Actions by, the Members. Meetings of the Members to vote upon any matters under this Agreement or any amendments, may be called at any time by any Managing Member, or by any two or more Members, by delivering written notice to the remaining Members, either in person or by first class mail. Within ten (10) days following receipt of such request, the Managing Member shall cause a written notice, either in person or by first class mail to be given to the Members entitled to vote at such meeting that a meeting will be held at a time and place fixed by the Managing Member not less than one (1) day nor more than ten (10) days after the mailing of the notice of the meeting. A detailed statement of the proposed action, including a verbatim statement of the wording of any resolution proposed for adoption by the Members and of any proposed amendment to this Agreement shall be included with the notice of a meeting. The meeting shall be held at the principal office of the LLC. All expenses of the meeting and notification shall be borne by the LLC. Only Members who are not in default shall be entitled to vote as Members.

Members who hold a majority of the then Ownership Interests eligible to vote on any matter shall constitute a quorum for the transaction of that specific action at any meeting. Personal presence of the Members shall not be required; provided that an effective written consent to or rejection of such proposed action is submitted. Attendance and voting in-person by a Member at any meeting shall revoke any previously submitted written consents or rejections of the proposed action. Submission of a later written consent or rejections with respect to any action shall revoke an earlier one as to that action.

Any matter on which the Members are authorized to take action, under this Agreement or under law, which may be taken by the Members without a meeting and shall be as valid and effective as an action taken by the Members at a meeting, if written consents to such action by the required number of Members are signed by all the Members entitled to vote upon such action at a meeting.

Section 6.15 Election and Removal of Managing Members.

6.15.1 Election of Managing Members. The Members may initially appoint and elect by majority vote of the Ownership Interests (excluding the Ownership Interests held by the Managing Member) a Managing Member to perform the duties set forth in Section 2.1. Such appointment shall continue until such Managing Member shall resign, be removed, or otherwise be unable to serve.

6.15.2 Removal of a Managing Member. During the term of this LLC, a Managing Member may be removed for any reason by a vote of those Members who hold a majority of the then Ownership Interests (excluding the Ownership Interests held by the Managing Member).

6.15.3 Status of Managing Member. A Managing Member must always be a Member in good standing. There shall be no requirement that the LLC shall have a Managing Member at any time. Such office shall be filled in the discretion of the Members.

6.15.4 Resignation of a Managing Member. A Managing Member may resign on thirty (30) days notice to the Members. A Managing Member who shall voluntarily or involuntarily be subject to bankruptcy or who shall have defaulted as a Member for failure to pay a Deferred Capital Contribution under Section 2.5 shall be deemed to have resigned.

ARTICLE 7 – DISSOLUTION AND WINDING UP

Section 7.1 Dissolving Events. This LLC shall be dissolved upon the occurrence of any one of the following events:

(a) on the dissolution, termination, death or bankruptcy of Member unless Members holding one hundred percent (100%) of the remaining Ownership Interests elect to continue the business within ninety (90) days after the occurrence of such event;

(b) on the voluntary sale, condemnation or foreclosure of all, or substantially all, of the LLC Property;

(c) on the election to dissolve evidenced by the affirmative vote or written consent of all Members; or

(d) on the expiration of the term of the LLC.

Section 7.2 Liquidation and Final Distribution of Proceeds. On dissolution for any reason whatsoever, the LLC shall thereafter engage in no further business other than that necessary to wind up the business and net profits or net losses during the wilding-up period shall be allocated in the same ration as net profits and net losses were allocated prior to dissolution. The Members shall file any required statement of intent to dissolve. The proceeds from the liquidation of the LLC assets shall be distributed in the following order:

(a) the expenses of liquidation and the debts of the LLC shall be paid;

(b) to the establishment of any reserves which the Members may deem reasonable and necessary for any contingent or unforeseen liabilities or obligations of the LLC. Such reserves shall be paid to a trust to be held for the purpose of disbursing any such reserves in payment of any such liabilities or obligations and, at the expiration of such period as the Members shall deem advisable, the trust balance remaining shall be distributed in the manner provided below by this Section 7.2;

(c) to the Members in accordance with their positive Capital Account balances (after all allocations of gain or Loss) in the manner provided in Section 4.3 within the later of: (i) the end of the taxable year in which the liquidation occurs; or (ii) ninety (90) days from the date of liquidation;

(d) any remainder in accordance with the Members’ Ownership Interest percentages.

Any shortages in any category (a), (b) or (c) above shall be allocated first based on the priority of claims and then ratably among claims and obligations of equal priority.

Section 7.3 Time of Liquidation. A reasonable time shall be allowed for the orderly liquidation of the LLC’s assets and the discharge of liabilities to creditors so as to enable the Members to minimize the losses attendant upon a liquidation.

Section 7.4 Liquidation Statement. Each of the Members shall be furnished a statement prepared by a Member, which shall set forth assets and liabilities of the LLC as of the date of complete liquidation. Upon the Members complying with the foregoing liquidation distribution plan, the Members shall cease to be members, and shall execute, acknowledge and cause to be filed any appropriate certificate of cancellation of the LLC.

ARTICLE 8 – MISCELLANEOUS

Section 8.1 Voting and Approval. All voting and approvals by Members under this LLC Agreement shall be by Ownership Interest and Ownership Interest Percentage, and not by per capita vote of the members. A “majority vote” shall mean a vote of more than fifty percent (50%) of the Ownership Interests entitled to vote and voting or approving any matter. Those Members who are in default shall not be allowed to vote on any matter and their Ownership Interests shall be excluded (from both numerator and denominator) in determining voting percentages. Likewise, the Ownership Interests of Members in certain other situations as specified in the LLC Agreement (such as Members requesting approval of a transfer of their Ownership Interest) shall be excluded in determining voting percentages.

Section 8.2 Amendment of the Agreement. Except as otherwise stated in this Agreement, the approval of the Members who hold at least one hundred percent (100%) of the then Ownership Interests shall be required to amend this Agreement, it being hereby agreed, however, that no change the amount of Capital Contributions may be made without the written consent of all Members.

Section 8.3 Notices. Any and all written communications required to permitted by this Agreement or by law shall be in writing and shall be deemed served or given: (a) when personally delivered; or, (b) one business day following its deposit in the United States Mail, postage prepaid, addressed to the Member(s) to be so served at the addresses set forth on the signature page. Any member may change his forwarding address for notices by delivering written notice to the remaining Members of such change of address.

Section 8.4 Tax Controversies. Should there be any controversy with the service or any other taxing authority involving the LLC or any individual Member or Members, the outcome of which may adversely affect the LLC, either directly or indirectly, the LLC may incur expense it deems necessary and advisable in the interest of the LLC to oppose such proposed deficiency, including, but not limited to, attorneys’ and accountants’ fees. Alan R. Wilson is hereby designated as the “Tax Matters Partner” pursuant to the requirements of Section 6231(a)(7) of the Code and in such capacity shall represent the LLC in any disputes, controversies or proceedings with the Service.

Section 8.5 Captions and Pronouns. Any titles or captions of sections contained in this Agreement are for convenience only and shall not be deemed part of the text of this Agreement. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as required for the identification of the person or persons, firm or firms, corporation or corporations.

Section 8.6 Binding Effect. Except as otherwise herein provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, executors, administrators, successors and all persons hereafter holding or having an interest in this LLC, whether as assignees or otherwise.

Section 8.7 Entire Agreement. This Agreement contains the entire understanding between the parties respecting the within subject matter and supersedes any prior understanding and agreements between them with respect thereto. All representations, agreements, arrangements or understandings, oral or written, between and among the parties hereto are fully expressed herein.

Section 8.8 Choice of Law. This Agreement is made pursuant to and shall be construed in accordance with the laws of the State of Missouri.

Section 8.9 Severability. If any term or provision of this Agreement or the performance thereof shall be invalid or unenforceable to any extent, such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provision of this Agreement, and this Agreement shall be valid and enforced to the fullest extent permitted by law.

Section 8.10 Rebates, Kickbacks and Reciprocal Arrangements. No Member nor its Affiliates shall receive any rebates or kickbacks or participate in any reciprocal business arrangements that would circumvent any federal or state securities laws or participate in any reciprocal business arrangements that would circumvent the restrictions against dealing with affiliates or promoters or would lower the profits or increase the losses of the LLC.

Section 8.11 Counterparts and Execution. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one agreement among each of the parties, notwithstanding that all of the parties are not signatories to the original or the same counterpart, to be effective as of the day and year first set forth above. This Agreement may also be executed by facsimile followed by overnight transmission of the original execution copy.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

MEMBERS:	ADDRESSES

/s/ Daniel W. Fischer	2425 Woodland Dr.,
Daniel W. Fischer, Individually	Sedalia MO 65301

/s/ Joseph M. Fischer	27701 Hackberry,
Joseph M. Fischer, Individually	Sedalia, MO 65301

STATE OF MISSOURI	)
) ss.
COUNTY OF PETTIS	)

I, Dianne M. Simon, a Notary Public, do hereby certify that on the 21st day of April, 1996, before me personally appeared Daniel W. Fischer and Joseph M. Fischer, and being by me duly sworn, did state that they signed the foregoing as their free act and deed in their respective capacity therein set forth and declared that the statements herein contained are true according to their best knowledge and belief.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the year and day last above written.

/s/ Dianne M. Simon
Dianne M. Simon, Notary Public Commissioned in Benton County, MO

My commission expires: June 1, 1999

EXHIBIT A

INITIAL PROPERTY OF LLC

Account #049999, Third National Bank, Sedalia, Missouri

Lease Agreement dated April 24, 1996 on the following described real estate:

ALL THAT PART OF THE WEST HALF OF THE NORTHEAST QUARTER OF SECTION NUMBER SEVENTEEN (17), IN TOWNSHIP NUMBER FORTY-SIX (46) NORTH, OF RANGE NUMBER TWENTY-ONE (21) WEST OF THE FIFTH PRINCIPAL MERIDIAN, LYING WEST OF THE RIGHT OF WAY OF THE LEXINGTON AND ST. LOUIS RAIL-WAY; ALSO, THE EAST HALF OF THE NORTHWEST QUARTER OF SECTION NUMBER SEVENTEEN, IN TOWNSHIP NUMBER FORTY SIX (46) NORTH, OF RANGE NUMBER TWENTY-ONE (21) WEST OF THE FIFTH PRINCIPAL MERIDIAN, PETTIS COUNTY, MISSOURI.

ALSO, ALL THAT PART OF THE EAST HALF OF THE SOUTHWEST QUARTER OF SECTION SEVENTEEN (17) WHICH LIES NORTH OF THE GEORGETOWN AND HUGHESVILLE PUBLIC ROAD; THE NORTH HALF OF THE SOUTHEAST QUARTER OF SECTION NUMBER SEVENTEEN (17) LYING WEST OF THE SEDALIA AND MARSHALL PUBLIC ROAD EXCEPT THAT PART OF THE NORTH 672 FEET THEREOF LYING EAST OF THE LEXINGTON AND ST. LOUIS RAILROAD RIGHT OF WAY BEING A TRACT HERETOFORE OWNED BY JACOB KLEINER; ALL THAT PART OF THE SOUTH HALF OF THE SOUTHEAST QUARTER OF SECTION SEVENTEEN (17) WHICH LIES NORTH OF THE GEORGETOWN AND HUGHESVILLE PUBLIC ROAD AND WEST OF THE SEDALIA AND MARSHALL PUBLIC ROAD; ALL IN TOWNSHIP FORTY-SIX (46) NORTH, OF RANGE TWENTY-ONE (21) WEST OF THE FIFTH PRINCIPAL MERIDIAN, PETTIS COUNTY, MISSOURI.

EXHIBIT B

MEMBER	CAPITAL CONTRIBUTION	DEFERRED CONTRIBUTION

Daniel W. Fischer	$500.00

Joseph M. Fischer	$500.00

EXHIBIT C

SPECIAL ALLOCATION PROVISIONS

Notwithstanding any other provision of Article 4 regarding allocations of income, gain and loss, and other items, the following “Special Allocation Provisions” shall apply for such taxable periods to the extent applicable to reflect member guaranties of nonrecourse debt, contribution of property and other issues requiring special allocations. The additional definitions set forth below shall apply to such Special Allocation Provisions. All references to the Code of Regulations have been modified to insert Member or LLC in place of partner or Partnership, respectively.

Nonrecourse Deductions. Nonrecourse Deductions for a taxable period shall be allocated to the Members in accordance with their respective Ownership Interest percentages. If the Manager determines in its good faith discretion that the LLC’s Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Code Sec. 704(b), the Manager is authorized, upon notice to the Members, to revise the prescribed ratio to the numerically closest ration that does satisfy such requirements.

Member Nonrecourse Deductions. Notwithstanding the Nonrecourse Deductions provision above and any other provision in this Exhibit “C”, Member Nonrecourse Deductions for any taxable period shall be allocated 100% to the Member that bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Sec. 1.704-2(i). If more than one Member bears the Economic Risk of Loss with respect to Member Nonrecourse Debt, such Member Nonrecourse Deduction attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such Economic Risk of Loss.

LLC Minimum Gain Chargeback. Notwithstanding any other provision herein, if there is a net decrease in LLC Minimum Gain during any LLC taxable period, each Member shall be allocated items of LLC income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Regulations Sec. 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of determining minimum gain, each Member’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this LLC Minimum Gain Chargeback provision with respect to such taxable period (other than allocations under the headings Nonrecourse Deductions and Member Nonrecourse Deductions below). This Section is intended to comply with the LLC Minimum Gain Chargeback requirement in Regulations Sec. 1.704-2(f) Ownership Interest Percentages set forth in Section 4.2.

Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any LLC asset pursuant to Sec. 734(b) or 743(b) of the Code is required, pursuant to Regulations Sec. 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

Contributed Property. Notwithstanding the foregoing provisions, to the extent Code Sec. 704(c) or Code Sec. 704(c) principles applicable under Regulations Sec. 1.704-1(b)(2)(iv) require allocations of taxable items of income or loss in a manner different from that set forth above, the provisions of Code Sec. 704(c) and Regulations promulgated thereunder shall control such allocations of taxable items.

Additional Definitions Applicable to Special Allocation Provisions.

“Adjusted Capital Account” means the Capital Account maintained for each Member as of the end of each fiscal year of the LLC, (a) increased by any amounts that such Member is obligated to restore under the standards set by Regulations Sec. 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Regulations Sec. 1.704-2(g) and 1.704-2(i)(5) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Member in subsequent years under Sec. 704(e)(2) and 706(d) of the Code and Regulations Sec. 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Member in subsequent years in accordance with the terms of this Agreement or otherwise to the extent that they exceed offsetting increases to such Member’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a Minimum Gain Chargeback). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Sec. 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Economic Risk of Loss” has the meaning set forth in Regulations Sec. 1.752-2(a).

“LLC Minimum Gain” means that amount determined in accordance with the principles of Regulations Sec. 1.704-2(d).

“Member Nonrecourse Debt” has the meaning set forth in Regulations Sec. 1.704-2(b)(4).

“Member Nonrecourse Debt Minimum Gain” has the meaning set forth in Regulations Sec. 1.704-2(i)(2).

“Member Nonrecourse Deductions” means any and all items of loss, deduction or expenditures (including, without limitation, any expenditure described in Sec. 705(a)(2)(b) of the Code) that, in accordance with the principles of Regulations Sec. 1.704-2(i), are attributable to a Member Nonrecourse Debt.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditures (described in Sec. 705(a)(2)(b) of the Code) that, in accordance with the principles of Regulations Sec. 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Regulations Sec. 1.752-1(a)(2).